Exhibit 99.1

Caesarstone Reports Third Quarter 2013 Results

•	Third Quarter Revenue Up 21.6% to a Record of $94.3 million
•	Net Income Attributable to Controlling Interest Up 27.8% to $0.46 Per Share
•	Declares One-Time Dividend of $20 million, Record Date of November 27, 2013
•	Raises Full Year Guidance for Sales and Adjusted EBITDA

MP MENASHE, Israel--(BUSINESS WIRE)--Caesarstone Sdot-Yam Ltd. (CSTE), a manufacturer of high quality engineered quartz surfaces, today reported financial results for its third quarter ended September 30, 2013.

Revenues in the third quarter of 2013 increased by 21.6% to $94.3 million compared to $77.6 million in the same quarter of the prior year. On a constant currency basis, third quarter revenue growth was 24.0% compared to the same period last year.  Growth in revenues was broad-based, but primarily driven by continued increases in the United States and Canada, up 47.8% and 22.2%, respectively, compared to the same period in the prior year.

Yosef Shiran, Chief Executive Officer, commented, "We are pleased with our results for the third quarter, particularly in the United States, which is our largest and fastest growing market.  Our strong brand, leading products and improved market conditions all contributed to our significant increase in revenues and our strong cash flow.  We expect to continue to drive value to our shareholders, partners and customers through ongoing growth in our business."

Gross margin in the third quarter was 44.5% compared to 45.0% in the same period in the prior year.  This slight decline was driven by increased manufacturing costs, including those associated with the planned expansion in the Company’s Bar Lev manufacturing facility, and the overall negative currency impact in the quarter.  These factors were partially offset by favorable changes in the mix of revenues and scale-related benefits.

Operating expenses in the third quarter were $21.1 million, or 22.4% of revenues. This compares to the prior year's third quarter level of $18.2 million, or 23.5% of revenues.

Operating income in the third quarter was up 25.2% to $20.9 million, a margin of 22.2%, compared to $16.7 million, a margin of 21.5%, in the third quarter of 2012.

Adjusted EBITDA, which excludes share-based compensation, the excess cost of acquired inventory and other non-recurring costs, increased by 18.4% to $25.2 million in the third quarter, a margin of 26.8%. This compares to adjusted EBITDA of $21.3 million, a margin of 27.5% in the third quarter of the prior year.

Finance expenses in the third quarter were $1.1 million compared to $2.0 million during the same period in the prior year.

The Company reported net income attributable to controlling interest for the third quarter of 2013 of $16.1 million compared to $12.4 million in the same quarter in the prior year.  Diluted earnings per share for the third quarter were $0.46 on 35.3 million shares compared to $0.36 per diluted ordinary share on 34.4 million shares in the prior year's third quarter.  On an adjusted basis, earnings per share in the third quarter were $0.47 compared to $0.39 in the prior year.

The Company's balance sheet as of September 30, 2013 remained solid with cash and bank deposits of $104.9 million, growth of $32.2 million from December 31, 2012.

The Company also today provided an update with respect to its planned capacity expansion projects.  In November it began utilizing expanded capacity in its Bar Lev facility with an expected completion of a full fifth line in the second quarter of 2014.  The Company also today announced that it has selected Richmond Hill, Georgia as the location for its new manufacturing plant in the United States.  Site-specific considerations have prompted the Company to revise its expected start date for the first of two lines to the second quarter of 2015.  The Company has decided to accelerate its initial investment to approximately 70% of the total expected capital cost of $100 million in order to support an expedited launch of the second line.  Upon completion, the Company’s manufacturing operations will encompass seven full production lines.

One-Time Dividend

The Company announced that it will pay a one-time dividend of $20 million, or approximately $0.58 per ordinary share, to shareholders of record on November 27, 2013, payable on December 11, 2013.  The Company believes that, due to its strong recent and expected cash flow and current cash position, the dividend will not affect its ability to fund its growth strategy, anticipated capital expenditures and working capital needs for the foreseeable future.

Guidance

Following a strong third quarter, the Company today increased its revenue guidance for the full year of 2013 to a new range of $343 to $348 million as compared to its prior range of $330 million to $340 million.

Additionally, the Company increased its expected range of adjusted EBITDA for the full year to $87 million to $89 million as compared to its prior expected range of $82 million to $85 million.

Conference Call Details

Yosef Shiran, the Company's Chief Executive Officer, and Yair Averbuch, the Company's Chief Financial Officer, will host a conference call today, November 6, 2013, at 8:30 a.m. ET to discuss the results of the third quarter ended September 30, 2013, followed by a question and answer session for the investment community. A live webcast of the call can be accessed at ir.caesarstone.com. To access the call, dial toll-free 1-888-312-3048 or +1-719-325-2432 (international). Israeli participants can dial in at 1-80-924-5906. The pass code is 9735686.

To listen to a telephonic replay of the conference call, dial toll-free 1-877-870-5176 or +1-858-384-5517 (international) and enter pass code 9735686. The replay will be available beginning at 11:30 a.m. ET on November 6, 2013 and will last through 11:59 PM EST November 20, 2013.

About Caesarstone
Caesarstone manufactures high quality engineered quartz surfaces, which are used in both residential and commercial buildings as countertops, vanities, wall cladding, floors and other interior surfaces. The wide variety of colors, styles, designs and textures of Caesarstone® products, along with Caesarstone's inherent characteristics such as hardness, non-porous, scratch and stain resistance and durability, provide consumers with excellent surfaces for their internal spaces which are highly competitive to granite, manufactured solid surfaces and laminate, as well as to other engineered quartz surfaces. Caesarstone's four collections of products — Classico, Supremo, Motivo and Concetto — are available in over 40 countries around the world. For more information about the Company, please visit our website www.caesarstone.com. (CSTE-E)

Non-GAAP Financial Measures

The non-GAAP measures presented by the Company should be considered in addition to, and not as a substitute for, comparable GAAP measures. A reconciliation of GAAP net income attributable to controlling interest to adjusted net income attributable to controlling interest and net income to Adjusted EBITDA. The Company provides these non-GAAP financial measures because it believes that they present a better measure of the Company's core business and management uses the non-GAAP measures internally to evaluate the Company's ongoing performance. Accordingly, the Company believes that they are useful to investors in enhancing an understanding of the Company's operating performance.

Forward-Looking Statements

Information provided in this press release may contain statements relating to current expectations, estimates, forecasts and projections about future events that are "forward-looking statements" as defined in the Private Securities Litigation Reform Act of 1995. These forward-looking statements generally relate to the Company's plans, objectives and expectations for future operations, including its projected results of operations and the expected timing and cost of expanding its manufacturing facilities. These forward-looking statements are based upon management's current estimates and projections of future results or trends. Actual results may differ materially from those projected as a result of certain risks and uncertainties. These factors include, but are not limited to: the strength of the home renovation and construction sectors; economic conditions within any of our key existing markets; actions by our competitors; changes in raw material prices, particularly polymer resins and pigments; unpredictability of seasonal fluctuations in revenues; the outcome of silicosis claims and the claim by our former quartz processor; fluctuations in currency exchange rates; delays in manufacturing if our suppliers are unable to supply raw materials; and other factors discussed under the heading "Risk Factors" in the final prospectus for our initial public offering and other documents filed with the Securities and Exchange Commission. These forward-looking statements are made only as of the date hereof, and the Company undertakes no obligation to update or revise the forward-looking statements, whether as a result of new information, future events or otherwise.

Investor Relations Contact
James Palczynski
Senior Managing Director
ICR, Inc.
+1 (203) 682-8229

Caesarstone Sdot-Yam Ltd. and its subsidiaries
Consolidated balance sheets

	As of
U.S. dollars in thousands	September 30, 2013	December 31, 2012

ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$19,946	$29,033
Short-term bank deposits	85,000	43,700
Trade receivables	54,427	44,066
Other accounts receivable and prepaid expenses	22,882	16,238
Inventories	53,707	50,550

Total current assets	235,962	183,587

LONG-TERM ASSETS:
Severance pay fund	3,725	3,424
Long-term deposits and prepayments	1,594	1,198

Total long-term assets	5,319	4,622

PROPERTY, PLANT AND EQUIPMENT, NET	88,327	72,987

OTHER ASSETS	14,247	16,898

GOODWILL	40,596	42,955

Total assets	$384,451	$321,049

LIABILITIES AND EQUITY

CURRENT LIABILITIES:

Short-term bank credit	$7,180	$5,248
Current maturities of long-term loans	-	5,500
Trade payables	51,870	36,925
Account payables to related parties	2,808	2,888
Accrued expenses and other liabilities	20,344	15,314

Total current liabilities	82,202	65,875

LONG-TERM LIABILITIES:

Long-term loan and a financing leaseback from related party	12,407	12,188
Accrued severance pay	4,383	3,989
Long-term warranty provision	1,699	1,599
Deferred tax liabilities, net	6,212	6,375

Total long-term liabilities	24,701	24,151

REDEEMABLE NON-CONTROLLING INTEREST	7,855	7,106

COMMITMENTS AND CONTINGENT LIABILITIES

EQUITY:
Share capital -
Ordinary shares	364	360
Additional paid-in capital	138,222	135,437
Accumulated other comprehensive income	5,165	8,517
Retained earnings	125,942	79,603

Total equity	269,693	223,917

Total liabilities and equity	$384,451	$321,049

Caesarstone Sdot-Yam Ltd. and its subsidiaries
Consolidated statements of income

	Three months ended September 30,		Nine months ended September 30,
U.S. dollars in thousands (except per share data)	2013	2012	2013	2012

Revenues	$94,320	$77,556	$259,741	$220,342
Cost of revenues	52,322	42,633	139,206	124,804

Gross profit	41,998	34,923	120,535	95,538

Operating expenses:
Research and development, net	422	388	1,448	1,697
Marketing and selling	12,863	10,797	38,333	34,379
General and administrative	7,796	7,034	24,524	21,691

Total operating expenses	21,081	18,219	64,305	57,767

Operating income	20,917	16,704	56,230	37,771
Finance expenses, net	1,113	1,986	898	2,998

Income before taxes on income	19,804	14,718	55,332	34,773
Taxes on income	3,343	2,045	7,996	5,377

Net income	16,461	12,673	47,336	29,396

Net income attributable to non-controlling interest	(358)	(310)	(997)	(521)
Net income attributable to controlling interest	$16,103	$12,363	$46,339	$28,875
Diluted net income per share of ordinary shares	$0.46	$0.36	$1.32	$0.90
Weighted average number of ordinary shares used in computing basic income per share	34,732,961	34,365,250	34,642,246	32,067,184
Weighted average number of ordinary shares used in computing diluted income per share	35,322,419	34,380,274	35,148,613	32,079,099

Caesarstone Sdot-Yam Ltd. and its subsidiaries
Consolidated statements of cash flows

	Nine months ended September 30,
U.S. dollars in thousands	2013	2012

Cash flows from operating activities:

Net income	$47,336	$29,396
Adjustments required to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	11,100	10,815
Share-based compensation expense	1,980	3,045
Decrease in share-based payment	-	(1,383)
Accrued severance pay, net	95	33
Changes in deferred tax, net	1,396	(1,482)
Capital gains	(22)	(79)
Foreign currency translation losses (gains)	(132)	460
Increase in trade receivables	(10,361)	(10,962)
Increase in other accounts receivable and prepaid expenses	(8,203)	(3,186)
Increase in inventories	(3,157)	(3,872)
Increase in trade payables	8,572	1,577
Increase in warranty provision	359	95
Increase (decrease) in accrued expenses and other liabilities including related parties	6,509	(7,806)

Net cash provided by operating activities	55,472	16,651

Cash flows from investing activities:

Investment in short-term deposits	(41,300)	(33,700)
Purchase of property, plant and equipment	(17,424)	(8,308)
Acquisition of the business of Prema Asia Marketing PTE Ltd.	-	(150)
Decrease (increase) in long term deposits	(396)	35

Net cash used in investing activities	(59,120)	(42,123)

Cash flows from financing activities:

Dividend paid	-	(27,182)
Receipt from issuance of ordinary shares, net	-	76,815
Repayment of long-term loans	(5,372)	(9,954)
Short-term bank credit and loans, net	1,932	125
Repayment of contingent consideration related to U.S. Quartz Products, Inc acquisition.	-	(6,242)
Receipt of a financing leaseback related to Bar-Lev transaction	-	10,893
Repayment of a financing leaseback related to Bar-Lev transaction	(854)	(88)

Net cash provided by (used in) financing activities	(4,294)	44,367

Effect of exchange rate differences on cash and cash equivalents	(1,145)	(2,465)

Increase in cash and cash equivalents	(9,087)	16,430
Cash and cash equivalents at beginning of year	29,033	11,950

Cash and cash equivalents at end of year	19,946	28,380

non - cash investing:
Purchase of fixed assets with credit from suppliers	6,438	2,650

Caesarstone Sdot-Yam Ltd. and its subsidiaries

	Three months ended September 30,		Nine months ended September 30,
U.S. dollars in thousands	2013	2012	2013	2012

Reconciliation of Net Income to Adjusted EBITDA:
Net income	$16,461	$12,673	$47,336	$29,396
Finance expenses, net	1,113	1,986	898	2,998
Taxes on income	3,343	2,045	7,996	5,377
Depreciation and amortization	3,803	3,488	11,100	10,815
Excess cost of acquired inventory (a)	31	113	173	782
Share-based compensation expense (b)	480	1,005	1,980	2,392
Inventory - change of estimate (c)	-	-	(3,458)	-
Follow-on expenses (d)	-	-	1,470	-
IPO bonus (e)	-	-	-	1,970
Caesarstone USA contingent consideration adjustment (f)	-	-	-	255
Litigation credit (g)	-	-	-	(1,001)
Adjusted EBITDA	$25,231	$21,310	$67,495	$52,984

(a)
Consists of charges to cost of goods sold for the difference between the higher carrying cost of the inventory of two of the company's subsidiaries, Caesarstone USA's inventory at the time of its acquisition and Caesarstone Australia Pty Limited's inventory that was purchased from its distributor, and the standard cost of the Company's inventory, which adversely impacts the company's gross margins until such inventory is sold. The majority of the aquired inventory from Caesarstone USA was sold in 2011, and the majority of the inventory purchased from the Australian distributor was sold in 2012.

(b)
In 2012, share-based compensation consists primarily of expenses related to the stock options granted to employees of the Company, as well as changes in the value of share-based rights granted to the Company's Chief Executive Officer in January 2009. In 2013, share-based compensation consists of expenses related to the stock options granted to employees of the Company.

(c)	Relates to a change in estimate for the value of inventory following the implementation of the Company’s new ERP system in April 2013.
(d)
Consists of direct expenses related to a follow on-offering that closed in April 2013, including a bonus declared by Tene to certain employees of the Company that under US GAAP the Company is required to expense against paid-in capital.

(e)
Consists of the payment of $1.72 million to certain employees of the Company and $0.25 million to the Company's Chairman for their contribution to the completion of the Company's initial public offering, or IPO.

(f)	Relates to the change in fair value of the contingent consideration that was part of the consideration transferred in connection with the acquisition of Caesarstone USA.

(g)
In 2011, litigation gain consists of a mediation award in the Company's favor pursuant to two trademark infringement cases brought by Caesarstone Australia Pty Limited. In 2012, litigation gain resulted from a settlement agreement with the former chief excecutive officer of Caesarstone Australia Pty Limited related to litigation that had been commenced in 2010. Pursuant to the settlement, he transferred to the company the ownership of all his shares in Caesarstone Australia Pty Limited received in connection with his employment. The company did not make any payments in connection with such transfer or other payments to the former chief executive officer. As a result of the settlement, the company reversed the liability provision in connection with the litigation and the adjustment is presented net of the related litigation expenses incurred in connection with the settlement.

Caesarstone Sdot-Yam Ltd. and its subsidiaries

	Three months ended September 30,		Nine months ended September 30,
U.S. dollars in thousands	2013	2012	2013	2012

Reconciliation of net income attributable to controlling interest to adjusted net income attributable to controlling interest:
Net income attributable to controlling interest	$16,103	$12,363	$46,339	$28,875
Excess cost of acquired inventory (a)	31	113	173	782
Share-based compensation expense (b)	480	1,005	1,980	2,392
IPO bonus (c)	-	-	-	1,970
Caesarstone USA contingent consideration adjustment (d)	-	-	-	255
Inventory - change of estimate (c)	-	-	(3,458)	-
Follow-on expenses (f)	-	-	1,470	-
Litigation credit (g)	-	-	-	(1,001)
Total adjustments before tax	511	1,118	165	4,398
Less tax on above adjustments (h)	69	123	24	480
Total adjustments after tax	442	995	141	3,918

Adjusted net income attributable to controlling interest	$16,545	$13,358	$46,480	$32,793
Adjusted diluted EPS	0.47	0.39	1.32	1.02

(a)
Consists of charges to cost of goods sold for the difference between the higher carrying cost of the inventory of two of the company's subsidiaries, Caesarstone USA's inventory at the time of its acquisition and Caesarstone Australia Pty Limited's inventory that was purchased from its distributor, and the standard cost of the Company's inventory, which adversely impacts the company's gross marginsuntil such inventory is sold. The majority of the aquired inventory from Caesarstone USA was sold in 2011,  and the majority of the inventory purchased from the Australian distributor was sold in 2012.

(b)
In 2012, share-based compensation consists primarily of expenses related to the stock options granted to employees of the Company,  as well as changes in the value of share-based rights granted to the Company's Chief Executive Officer in January 2009.  In 2013, share-based compensation consists of expenses related to the stock options granted to employees of the Company.

(c)	Consists of the payment of $1.72 million to certain employees of the Company and $0.25 million to the Company's Chairman for their contribution to the completion of the Company's IPO.

(d)	Relates to the change in fair value of the contingent consideration that was part of the consideration transferred in connection with the acquisition of Caesarstone USA.

(e)	Relates to a change in estimate for the value of inventory following the implementation of the Company’s new ERP system in April 2013.
(f)
Consists of direct expenses related to a follow on-offering that closed in April 2013, including a bonus declared by Tene to certain employees  of the Company that under US GAAP the Company is required to expense against paid-in capital.

(g)
In 2011, litigation gain consists of a mediation award in the Company's favor pursuant to two trademark infringement cases brought by Caesarstone  Australia Pty Limited. In 2012, litigation gain resulted from a settlement agreement with the former chief excecutive officer of Caesarstone  Australia Pty Limited related to litigation that had been commenced in 2010. Pursuant to the settlement, he transferred to the company the ownership  of all his shares in Caesarstone Australia Pty Limited received in connection with his employment. The company did not make any payments in  connection with such transfer or other payments to the former chief executive officer. As a result of the settlement, the company reversed the liability  provision in connection with the litigation and the adjustment is presented net of the related litigation expenses incurred in connection with  the settlement.

(h)
The tax adjustments for the three and nine months ended September 30, 2012 were based on the effective tax rate for 2011. The tax adjustments  for the three and nine months ended September 30, 2013, were based on the effective tax rate for the nine months ended September 30, 2013.

Caesarstone Sdot-Yam Ltd. and its subsidiaries
Geographic breakdown of revenues by region

	Three months ended September 30,		Nine months ended September 30,
U.S. dollars in thousands	2013	2012	2013	2012

USA	34,144	23,094	88,740	64,987
Australia	22,584	22,919	65,579	63,620
Canada	13,312	10,892	37,156	29,396
Israel	10,947	9,674	31,478	27,674
Europe	5,962	5,182	16,351	16,352
Rest of World	7,371	5,795	20,437	18,313
	$94,320	$77,556	$259,741	$220,342